December 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Stock Yards Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2023 File No. 001-13661

Ladies and Gentlemen,

Please find below our response to the comment on Stock Yards Bancorp’s Form 10-K for the fiscal year ended December 31, 2023, set forth in your letter dated December 5, 2024. We appreciate the opportunity to provide information in response to your comment.

Below we have listed your comment in bold font and our response follows.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Deposits, page 67

1.          Please revise future filings to disclose the total amount of uninsured deposits in accordance with Item 1406(e) of Regulation S-K.

Response:

We acknowledge the requirements of Item 1406 of Regulation S-K. We will disclose the total amount of uninsured deposits as of the end of each reported future period in our future periodic filings.

Thank you for your time and consideration. I look forward to discussing this with you and your colleagues as needed.

Sincerely,

/s/ T. Clay Stinnett

T. Clay Stinnett

Executive Vice President and Chief Financial Officer